

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2010

William Tay
President
Kallisto Ventures, Inc.
2000 Hamilton Street, #943
Philadelphia, PA 19130

> **Re:** **Kallisto Ventures, Inc.**
> **Registration Statement on Form 10**
> **Filed September 23, 2010**
> **File No. 000-54127**

Dear Mr. Tay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Exchange Act. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

Item 1. Business

(b) Business of Issuer, page 1

2. You indicate in the risk factor at the top of page 5 that there exists significant competition that could affect your ability to consummate a successful business transaction. With a view towards balancing disclosure, please discuss the reasons why a target company would enter into a business combination with the registrant. We note that the registrant has one shareholder. Please revise accordingly.

3. We note your disclosure in the Directors and Executive Officers section regarding currently pending "blank check" companies established by Mr. Tay. Please supplement your current disclosure in this section to clarify if Mr. Tay has any specific experience involving business combinations with blank check/shell companies.

4. We note that you have no employees and that Mr. Tay is solely responsible for both generating and evaluating potential business combination leads. Please revise to explain, if true, that Mr. Tay will provide all funds necessary to implement your business plan. Please also revise to clarify whether you have any funding alternatives in the event that Mr. Tay cannot provide additional funding. For instance, you note in the risk factors section that you have conducted no market research to evaluate any potential business opportunities. Explain more specifically how Mr. Tay plans to identify merger acquisition targets. Please note that any known terms for such funding should be disclosed.

5. We note your risk factor disclosure and your discussion elsewhere of Mr. Tay's engagement in outside business activities. Please add disclosure regarding any specific conflicts of interest involving your sole officer. Please also disclose the nature of any of his business activities that possess similar investment objectives to you. For example, please discuss how Mr. Tay will identify a target for this registrant in relation to the other similar blank check/shell companies where he is an officer, director or shareholder. Please discuss any related conflicts of interest and how such conflicts will be resolved.

Form of Acquisition, page 3

6. Please revise in this section and elsewhere in your filing to provide an estimate of how much time you believe that Mr. Tay will devote to your business.

Item 1A. Risk Factors, page 4

7. Please add a risk factor to disclose that there is substantial doubt about your ability to continue as a going concern. In this risk factor, please disclose the losses you have incurred and your net working capital deficiency. Refer to Item 503(c) of Regulation S-K.

 "There may be conflicts on interest between our management and non-management stockholders …," page 4

8. The registrant appears to have one stockholder who owns a 100% of the common stock outstanding. Please revise to discuss how this risk factor is applicable to your company or remove the risk factor.

Item 2. Financial Information

Management's Discussion and Analysis or Plan of Operations, page 9

9.   You indicate that you believe your treasury and additional funds from "stockholders, management or other investors" will provide the necessary funding to the company to implement its business plan. Please revise to clarify, if true, that Mr. Tay is the only source of such funding. Alternatively, revise to identify other persons or sources that may help defray these costs.

10.   Please clarify, if true, that you currently do not have any money in your treasury. Additionally, please advise us whether you have contacted potential investors. Further, please explain whether you have entered into any credit facility agreements or other financing arrangements.

11.   Please disclose whether the company has the obligation or intent to reimburse the aforementioned funds.

12.   Please revise to discuss Mr. Tay's obligations, if any, to provide funds necessary to implement your business plan.

13.   We note your statement in paragraph 5 in this section that you "may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital." Considering you do not have any funds, please clarify how you will provide start-up financing to a developing company or additional capital to a struggling company.

Item 5. Directors, Executive Officers

A. Identification of Directors and Executive Officers, page 12

14.   Please revise your disclosure to reference specific activities conducted by Mr. Tay in the past five years and provide the specific dates that he began and ended with any of such entities where he was employed.

Item 6. Executive Compensation, page 13

15.   We note your disclosure that you have not paid any cash remuneration to your officer and directors since inception. However, we note your disclosure on page 14 that you paid 31,390,000 shares to Mr. Tay in consideration of his services founder services rendered to you. Please be aware that the disclosure requested by Item 402 of Regulation S-K applies to any type of compensation received by officers and directors from any source

William Tay
Kallisto Ventures, Inc.
October 20, 2010
Page 4

> related to their activities and services provided to you. Therefore, please revise your disclosure to provide this information or advise us why such shares are not considered compensation.

Item 7. Certain Relationships and Related Transactions, page 12

16. Please disclose whether Mr. Tay paid any portion of the $3,139 that served as consideration for the shares he received. Refer to Item 404 of Regulation S-K.

17. Please state the name of your promoter.

Item 9. Market for Common Equity and Related Stockholder Matters, page 12

18. Please revise to discuss how Rule 144 applies to your outstanding shares. Refer to Item 201(a)(2)(ii) of Regulation S-K. Please also refer specifically to the application of Rule 144(i).

Item 15. Financial Statements and Exhibits, page 26

19. We note that you have filed a form of common stock purchase agreement as Exhibit 3.3 to this registration statement. Please file an executed copy of the agreement or tell us why it appropriate to file the form of agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

William Tay
Kallisto Ventures, Inc.
October 20, 2010
Page 5

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief